Filed pursuant to Rule 433.  Registration Statement Nos. 333-184147 and 333-184147-01

[GRAPHIC OMITTED]

www. rbs.com/etnUS or 855.RBS.ETPS (855.727.3877)

RBS ETN Performance as of 12/27/13

RBS Trendpilot[] Exchange Traded Notes ("ETNs") track an RBS Trendpilot[] Index.
As described in more detail below, RBS Trendpilot[] Indices alternate between tracking a Benchmark Index and the yield on a hypothetical notional investment in 3-month U.S. Treasury Bills as of the most recent weekly auction (the "Cash
Rate"), depending on the performance of the Benchmark Index relative to its 100-
or 200 Index business day simple moving average ("SMA"), as applicable.

               Trendpilot[] ETN Series
============== ========================= ============ ============
Ticker         TRND         TRNM         TBAR         TWTI
============== ============ ============ ============ ============
RBS ETN/Index: RBS US Large RBS US Mid   RBS Gold     RBS Oil
               Cap          Cap          Trendpilot[] Trendpilot[]
               Trendpilot[] Trendpilot[] ETN/Index    ETN/Index
               ETN/Index    ETN/Index
============== ============ ============ ============ ============
Benchmark (Index:) SandP 500([R]) SandP MidCap     Price of Gold RBS
                   Total        400([R]) Total Bullion       12-Month
                   Return Index Return Index                 Oil Total
                                                             Return Index

================== ============ ============== ============= ============
Daily Redemption
Value (NAV)(1)       $36.0801      $32.6060      $27.9645      $19.8309
================== ============ ============== ============= ============
RBS Index Weekly
Return(2)              1.31%        1.35%          0.00%         0.00%
================== ============ ============== ============= ============
RBS Index Month
to Date Return(2)      2.13%        2.59%          0.01%         0.01%
================== ============ ============== ============= ============
RBS Index Year to
Date Return(2)        31.87%        32.85%        -2.95%        -13.03%
==================

============ ===============
TNDQ         TCHI
============ ===============
RBS          RBS China
NASDAQ-100([R]) Trendpilot[]
Trendpilot[] ETN/Index
ETN/Index
============ ===============

     NASDAQ-100([R]) BNY Mellon
 Total       China Select
 Return      ADR Total
 Index(SM)   Return
             Index(SM)
 =========== ==============

    $36.1703    $29.2908
 =========== ==============

     1.23%       2.36%
 =========== ==============

     2.43%       -0.87%
 =========== ==============

     32.89%     16.29%

Trendpilot[] Indicator as of 12/27/13

If a Benchmark Index level is at or above its applicable SMA, for a specified number of days (each as noted below) (i.e., a "positive trend" is established), the relevant Trendpilot[] Index will track its Benchmark Index. If the Benchmark
Index level is below its applicable SMA for the specified number of days (i.e., a "negative trend" is established), the relevant Trendpilot[] Index will track the Cash Rate.

                  TRND      TRNM      TBAR      TWTI      TNDQ      TCHI
================= ========= ========= ========= ========= ========= =========
SMA Day
Count/Days to
confirm           200 Day/5 200 Day/5 200 Day/5 100 Day/5 100 Day/5 100 Day/3
Benchmark Index
trend
================= ========= ========= ========= ========= ========= =========
Benchmark (Index) 3,302.66  1,856.99  1,214.50  2,989.69  3,861.73  5,566.03
Closing Level
================= ========= ========= ========= ========= ========= =========
Benchmark (Index) 2,982.14  1,685.55  1,357.92  2,972.99  3,554.91  5,312.58
SMA
----------------- --------- --------- --------- --------- --------- ---------

Friday,    ABOVE SMA ABOVE SMA BELOW SMA ABOVE SMA ABOVE SMA ABOVE SMA
12/27/2013
========== ========= ========= ========= ========= ========= =========
Thursday,                      INDEX
           ABOVE SMA ABOVE SMA           BELOW SMA ABOVE SMA ABOVE SMA
12/26/2013                     HOLIDAY
========== ========= ========= ========= ========= ========= =========
Wednesday, INDEX     INDEX     INDEX     INDEX     INDEX     INDEX
12/25/2013 HOLIDAY   HOLIDAY   HOLIDAY   HOLIDAY   HOLIDAY   HOLIDAY
========== ========= ========= ========= ========= ========= =========
Tuesday,                       INDEX
           ABOVE SMA ABOVE SMA           BELOW SMA ABOVE SMA ABOVE SMA
12/24/2013                     HOLIDAY
========== ========= ========= ========= ========= ========= =========
Monday,    ABOVE SMA ABOVE SMA BELOW SMA BELOW SMA ABOVE SMA ABOVE SMA
12/23/2013
========== ========= ========= ========= ========= ========= =========
Friday,    ABOVE SMA ABOVE SMA BELOW SMA BELOW SMA ABOVE SMA ABOVE SMA
12/20/2013
========== ========= ========= ========= ========= ========= =========

Last Benchmark
Index Trend switch
effective as of    1/3/12       1/19/12        2/20/13   10/31/13  1/10/13
open of trading
on:(3)
================== ============ ============== ========= ========= =============
Benchmark Index
Closing Level at   2,192.40     1,256.22       1,588.50  2,916.66  2,923.71
last Benchmark
Index trend switch
================== ============ ============== ========= ========= =============

The Trendpilot     SandP 500([R]) SandP MidCap                   NASDAQ-100([R])
Index Return       Total Return 400([R]) Total Cash Rate Cash Rate Total Return
Source:(4)         Index        Return Index                       Index(SM)

================== ============ ============== ========= ========= =============

7/12/13

============

4,403.85

============
BNY Mellon
China Select
ADR Total
Return
Index(SM)
============

The tables above present the actual  performance of the  respective  indices and
RBS ETNs as of the specified dates and periods.  For  information  regarding the performance of each Index, please refer to the relevant pricing supplement filed with the U.S. Securities and Exchange Commission ("SEC").  Past performance does not guarantee future results.

*Information contained on our website is not incorporated by reference in, and should not be considered a part of, this document.

(1)  Includes the deduction of the annual investor fee, which accrues on a daily basis. The annual investor fee is equal to: (i)(a) 1.00% per annum when the
     RBS US Large Cap Trendpilot(TM) Index (USD), RBS US Mid Cap Trendpilot(TM)
     Index (USD), RBS Gold Trendpilot(TM) Index (USD) and the RBS
     NASDAQ-100([R]) Trendpilot(TM) Index (USD) are tracking their respective
     Benchmark Indices and (b) 1.10% per annum when the RBS Oil Trendpilot(TM)
     Index (USD) and RBS China Trendpilot(TM) Index (USD) are tracking their respective Benchmark Indices; and (ii) 0.50% per annum when any of these
     Trendpilot(TM) Indices are tracking the Cash Rate.

(2)  These percentages are calculated for the periods indicated based on the levels of the respective Indices through the close of business on the date set forth at the top of this fact sheet (the "measurement date"). More specifically, the Index Weekly Return is calculated using the level of the relevant Trendpilot(TM) Index at the close of business on the last Index business day of the week prior to the measurement date through the measurement date; the Index Month to Date Return is calculated from the last Index business day of the month prior to the measurement date through the measurement date; and the Index Year to Date Return is calculated from the last Index business day of the year prior to the measurement date through the measurement date.

(3)  These dates are those on which the relevant Trendpilot(TM) Index implemented the change in the reference exposure (i.e., the Index Return
     Source) following a Benchmark Index trend switch. The Trendpilot[] Index will implement the change in the reference exposure at the open of trading on the second Index business day immediately following the business day on which the Benchmark Index trend switches from positive to negative or from negative to positive, as the case may be.

(4)  The "Index Return Source" is either the Benchmark Index (if the Benchmark
     Index is in a positive trend) or the Cash Rate (if the Benchmark Index is in a negative trend).

For more information: 855.727.3877

FOR REGISTERED BROKER/DEALERS AND REGISTERED INVESTMENT ADVISERS ONLY. NOT FOR
DISTRIBUTION TO INDIVIDUAL INVESTORS. CERTAIN RISK CONSIDERATIONS: The RBS ETNs
involve risks not associated with an investment in conventional debt securities, including a possible loss of some or all of your investment. The level of the relevant Index must increase by an amount sufficient to offset the aggregate investor fee applicable to the RBS ETNs in order for you to receive at least the principal amount of your investment back at maturity or upon early repurchase or redemption. The RBS Oil Trendpilot(TM) ETNs and the RBS Oil Trendpilot(TM) Index
(USD) do not provide exposure to spot prices of crude oil and, consequently, may not be representative of an investment that provides exposure to crude oil. Each
Trendpilot[] Index may underperform its respective Benchmark Index, and is expected to perform poorly in volatile markets. The RBS China Trendpilot[] ETNs involve risks associated with an investment in emerging markets, as well as currency exchange risk. Even though the RBS ETNs are listed on the NYSE Arca, a trading market may not develop and the liquidity of the RBS ETNs may be limited and/or vary over time, as RBS plc is not required to maintain any listing of the
RBS ETNs. The RBS ETNs are not principal protected and do not pay interest. Any payment on the RBS ETNs is subject to the ability of the applicable issuer and guarantor to pay their respective obligations when they become due. You should carefully consider whether the RBS ETNs are suited to your particular circumstances before you decide to purchase them. We urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the RBS ETNs. The RBS ETNs are not suitable for all investors. You should carefully read the relevant pricing supplement and prospectus, including the more detailed explanation of the risks involved in any investment in the RBS
ETNs as described in the "Risk Factors" section of the applicable pricing supplement, before investing.

IMPORTANT INFORMATION: The Royal Bank of Scotland plc (RBS plc) and The Royal
Bank of Scotland Group plc (RBS Group) have filed a registration statement
(including a prospectus) with the U.S. Securities and Exchange Commission (SEC)
for the offering of RBS ETNs to which this communication relates. Before you invest in any RBS ETNs, you should read the prospectus in that registration statement and other documents that have been filed by RBS plc and RBS Group with the SEC for more complete information about RBS plc and RBS Group, and the offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, RBS plc, RBS Securities Inc. (RBSSI) or
any dealer participating in the offering will arrange to send you the prospectus and the pricing supplement at no charge if you request it by calling
1-855-RBS-ETPS (toll-free).

RECENT DEVELOPMENTS: On June 13, 2013, we announced that we would be exiting the structured retail investor products business that is responsible for issuing and maintaining the RBS ETNs, and that we expect to move such business into a runoff organization which will go through a process of restructuring and / or business sales (the "RBS Retail Investor Products Exit Plan"). The implementation of the
RBS Retail Investor Products Exit Plan increases the likelihood that the RBS
ETNs will be redeemed by us prior to maturity. We plan to continue to maintain and issue the RBS ETNs, but our plans could change. We cannot give you any assurances as to any minimum period of time that you may hold the RBS ETNs before we redeem them at our option.

RBS China Trendpilot[] Index, RBS US Large Cap Trendpilot[] Index (USD), RBS US
Mid Cap Trendpilot[] Index (USD) and RBS Gold Trendpilot[] Index (USD)
(collectively, the "Indices") are the property of RBS plc (the "Index Sponsor"), which has contracted with SandP Opco, LLC, a subsidiary of SandP Dow Jones
Indices LLC ("SandP Dow Jones Indices") to maintain and calculate the Indices.
The SandP 500([R]) Index and the SandP MidCap 400([R]) Index are the exclusive property of SandP Dow Jones Indices and have been licensed for use by RBSSI and its affiliates in connection with the RBS US Large Cap Trendpilot[] Index (USD)
and the RBS US Mid Cap Trendpilot[] Index (USD), respectively. SandP Dow Jones
Indices, its affiliates and their third party licensors shall have no liability for any errors or omissions in calculating the Indices. SandP([R]) is a registered trademark of Standard and Poor's Financial Services LLC ("SPFS") and
Dow Jones([R]) is a registered trademark of Dow Jones Trademark Holdings LLC
("Dow Jones"). These trademarks have been licensed to SandP Dow Jones Indices.
"Standard and Poor's([R])", "SandP([R])", "SandP 500([R])" and "SandP MidCap
400([R])" are trademarks of SPFS and together with the "Calculated by SandP Dow
Jones Indices Custom" and its related stylized mark(s) have been licensed for use by RBSSI and its affiliates. The RBS China Trendpilot[] ETNs, RBS US Large
Cap Trendpilot[] ETNs, RBS US Mid Cap Trendpilot[] ETNs and RBS Gold
Trendpilot[] ETNs are not sponsored, endorsed, sold or promoted by SandP Dow
Jones Indices, SPFS, Dow Jones, their affiliates or their third party licensors, and neither SandP Dow Jones Indices, SPFS, Dow Jones, their affiliates or their third party licensors make any representation regarding the advisability of investing in such RBS ETNs.

NASDAQ([R]), OMX([R]), NASDAQ OMX([R]), NASDAQ-100([R]), NASDAQ-100 Index([R])
and NASDAQ-100([R]) Total Return Index(SM) are registered trademarks and service marks of The NASDAQ OMX Group, Inc. and are licensed for use by RBS plc. The RBS
NASDAQ-100([R]) Trendpilot(TM) Index is the property of RBS plc. RBS plc has contracted with The NASDAQ OMX Group, Inc. (which with its affiliates and subsidiaries is referred to as the "Corporations") to calculate and maintain the
RBS NASDAQ-100([R]) Trendpilot(TM) Index, either directly or through a third party. Currently, the RBS NASDAQ-100([R]) Trendpilot(TM) Index is calculated and maintained by SandP Opco, LLC ("SandP Opco"), a subsidiary of SandP Dow Jones
Indices LLC ("SandP Dow Jones Indices"), on behalf of The NASDAQ OMX Group, Inc.
SandP Opco and the Corporations shall have no liability for any errors or omissions in calculating the Index. The RBS NASDAQ-100([R]) Trendpilot(TM) ETNs,
which are based on the RBS NASDAQ-100([R]) Trendpilot(TM) Index, have not been passed on by the Corporations or SandP Opco as to their legality or suitability and are not sponsored, endorsed, sold or promoted by the Corporations or SandP
Opco. THE CORPORATIONS AND SandP OPCO MAKE NO WARRANTIES AND BEAR NO LIABILITY
WITH RESPECT TO THE RBS NASDAQ-100([R]) TRENDPILOT(TM) ETNs.

RBS Oil Trendpilot(TM) Index (USD) and RBS 12-Month Oil Total Return Index (USD)
are the property of RBS plc and are calculated by NYSE Arca, a wholly-owned subsidiary of NYSE Euronext. The RBS Oil Trendpilot[] ETNs, which track the RBS
Oil Trendpilot(TM) Index (USD) and RBS 12-Month Oil Total Return Index (USD),
are not issued, sponsored, endorsed, sold or promoted by NYSE Arca, and NYSE
Arca makes no representation regarding the advisability of investing in such
ETNs. NYSE ARCA MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY
DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE
WITH RESPECT TO THE RBS OIL TRENDPILOT[] INDEX (USD) OR RBS 12-MONTH OIL TOTAL
RETURN INDEX (USD) OR ANY DATA INCLUDED THEREIN. IN NO EVENT SHALL NYSE ARCA
HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES
(INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

BNY Mellon is a corporate brand of The Bank of New York Mellon Corporation and may be used as a generic term to reference the corporation as a whole or its various subsidiaries. BNY Mellon and BNY Mellon ADR Indices and BNY Mellon DR
Indices are service marks owned by The Bank of New York Mellon Corporation. This information is provided for general purposes only and is not investment advice.
We provide no advice nor recommendations or endorsement with respect to any company, security or products based on any index licensed by BNY Mellon, and we make no representation regarding the advisability of investing in the same. BNY
Mellon's Depositary Receipt business is conducted through BNY Mellon.

BNY Mellon does not guarantee the accuracy, timeliness and/or completeness of
BNY Mellon ADR Indices and BNY Mellon DR Indices, or any associated indices, or any data included therein, and BNY Mellon shall have no liability for any errors, omissions, or interruptions therein. BNY Mellon makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to BNY Mellon ADR Indices and BNY Mellon DR Indices or any associated indices, or any data included therein, or any materials derived from such data. Without limiting any of the foregoing, in no event shall the company have any liability for any special, punitive, indirect, or consequential damages (including lost profits), even if notified of the possibility of such damages. For the full disclaimer please see the pricing supplements relating to the notes that RBS plc and RBS Group filed with the SEC.

Copyright [C] 2013 RBS Securities Inc. All rights reserved. RBS Securities Inc., a U.S. registered broker-dealer, member of FINRA and SIPC, is an indirect wholly-owned subsidiary of The Royal Bank of Scotland plc.